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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR JUNE 2002

GLENGARRY HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

P.O. Box HM1154
10 Queen Street
Hamilton, HM EX Bermuda
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

Form 20-F	X	Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

GLENGARRY HOLDINGS ANNOUNCES EARNINGS FOR QUARTER ENDED 31 MARCH

HAMILTON, BERMUDA June 19, 2002—Glengarry Holdings Limited (OTCBB:GLGH), the Bermuda based IT, Healthcare equipment and Finance broking agent has recorded a significant rise in it's revenues to a level of $1,811,653 for the quarter ended March 31, 2002. This is an increase of 182% over the previous six months operations.

Agency commission on equipment finance placements accounted for 74% of revenues; a 1% increase over the same six-month period demonstrating the continually developing role the Company is playing as a finance facilitator.

"With much of the set up cost for the Company now absorbed, and operating from a tightly controlled low cost base, our revenues are increasing strongly quarter on quarter, and contributing directly to improved bottom line performance." said CEO, David Caney. "As we expand in our existing markets and open new ones, we expect this upward trend to continue" he added.

FORWARD-LOOKING (SAFE HARBOR) STATEMENT

This news release contains forward-looking statements that involve risks and uncertainties including, but not limited to, a new business plan, competition, limited history of operations, adverse economic conditions, market risks and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

# # #

For further information, please contact Tom Hutton, Public Relations, Glengarry Holdings Limited—Bermuda

Tel +1 441 295 3511
Fax +1 441 292 6140
E-mail tsh@glengarry.bm
 Website www.glengarry.bm

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 19, 2002	GLENGARRY HOLDINGS LIMITED
	By:	/s/ DAVID CANEY David Caney President and Chief Executive Officer (Principal Executive Officer)

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SIGNATURES